Rockwell to implement highly effective bulk x-ray technology diamond recovery at Saxendrift

September 6, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that its board of directors has approved the capital investment to install high throughput (or bulk) x-ray technology at Saxendrift. This represents another positive step in implementing and entrenching its diamond value management programmes which are focused on sustainably enhancing diamond recoveries.

High throughput x-ray plants are the next significant advancement in diamond processing technology. These plants effectively concentrate and recover diamonds in one single, efficient, cost effective and secure step. This technology can also identify rare Type II diamonds, which are known to be present in Rockwell’s Middle Orange River properties. Diamonds of this type are, generally, not recognized by the standard x-ray technology currently used at Saxendrift.

“The existing plant at Saxendrift is currently based on traditional pan plant technology that is known to be less efficient in the recovery of diamonds than the bulk x-ray technology which we are seeking to implement,” explains James Campbell, CEO, Rockwell. “We will pilot this technology at Saxendrift to fine tune it to our specific requirements. Our objective is to deploy the same technology over the next few years in the new processing plants that are planned to be built at Wouterspan and Niewejaarskraal with significant efficiency improvements over standard flow sheets.”

The project will include the procurement and installation of one high throughput Bourevestnik (BV) sorter and one BV single particle sorter for the concentration and final sorting of diamond bearing ore at Saxendrift. The capital cost of some $1.5 million will be funded from the proceeds of the recent asset sales. This cost includes the installation of these units into an additional 400tph plant at Saxendrift. The order has been placed for the equipment however the order backlog is currently at about six months as a result of many other diamond mining companies seeing the same benefits as Rockwell. Commissioning is expected to be completed within three weeks of delivery.

Evaluation of the new technology for Saxendrift suggests that the new installation is likely to achieve a positive payback after the retreatment of old recovery plant tailings. Subsequently, the new plant will be used to process the run of mine ore and is expected to result in a significant improvement in diamond recoveries.

Campbell also stated “together with the other improvements currently in progress at Saxendrift and the recovery of high quality gem stones, we are confident that production at this mine will improve significantly to enable it to produce more of the large, high value diamonds for which it is known.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all. For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.